UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016 Commission File Number: 001-34602
DAQO NEW ENERGY CORP.
666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China (+86-23) 6486-6666
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By: /s/ Gongda Yao

Name: Gongda Yao
Title: Director and Chief Executive Officer

Date: November 14, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release
Exhibit 99.2 – Notice of Annual General Meeting
Exhibit 99.3 – Form of Proxy for Annual General Meeting
Exhibit 99.4 – Voting Instruction Card for ADS Holders